U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

October 27, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
    Securities Act Registration No: 333-172080
    Investment Company Registration No: 811-22525

Dear Sir or Madam:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Trust is Post-Effective Amendment (“PEA”) No. 488 under the 1933 Act and PEA No. 489 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (the "Amendment"). The purpose of the Amendment is to make material changes to the Jackson Square All-Cap Growth Fund including a change in the Fund’s name to the Jackson Square International Growth Fund.”

The Trust anticipates that this filing shall become effective on December 31, 2020; pursuant to Rule 485(a)(1) of the 1933 Act. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff of this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions or require further information, do not hesitate to contact me at (414) 765-6611.
Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch

Thomas A. Bausch
Secretary of Managed Portfolio Series

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.